EXHIBIT 99.8
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the annual report of The Thomson Corporation (the “Corporation”) on Form 40-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert D. Daleo, Executive Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 1, 2006
	By:	/s/ Robert D. Daleo

Robert D. Daleo
Executive Vice President and Chief Financial Officer
A signed original of this written statement has been provided to The Thomson Corporation and will be retained by The Thomson Corporation and furnished to the Securities and Exchange Commission or its staff upon request.